September 9, 2019

Chan Heng Fai
Chairman and Chief Executive Officer
HF Enterprises Inc.
4800 Montgomery Lane
Suite 210
Bethesda MD 20814

       Re: HF Enterprises Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted August 12, 2019
           CIK No. 0001750106

Dear Mr. Heng Fai:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form DRS/A filed August 12, 2019

Prospectus Summary, page 1

1. We note your response to comments 1 and 2 of our letter dated December 10, 2018.
       Please note that we have referred your response to the Division of Investment
       Management for further review, and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment
       Management staff member referenced below regarding their review.
 Chan Heng Fai
FirstName LastNameChan Heng Fai
HF Enterprises Inc.
Comapany 9, 2019 Enterprises Inc.
September NameHF
September 9, 2019 Page 2
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FirstName LastName
Risk Factors
Our international operations expose us to additional legal and regulatory risks..., page 20

2. We note your response to comment 7 of our letter. Please address risks associated with international regulations that specifically impact your business. Please also revise your business section as appropriate to address regulations that impact your business plan.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Real Estate Assets, page 33

3. We note your response to prior comment 19. Please revise your disclosure on page 35 to reconcile the line item Construction-Sold Lots with the line item Cost of Sales for the
         Property Development segment on page F-74. This comment also applies to the interim financial statements.
Digital Transformation Technology, page 53

4. We note your response to comment 26 of our letter and we reissue our comment in part. Please provide more detailed disclosure regarding the business of and services provided by HotApp Blockchain and describe the stage of development of its blockchain technology. Please clarify whether this entity is continuing to create digital assets and how these assets are being used. Please also disclose any related business risks and challenges, including any known trends or uncertainties that are reasonably expected to have a material impact on results of operations or financial condition Consolidated Statements of Operations and Other Comprehensive Income (Loss), page F-3

5. Please provide to us additional details regarding the nature of and the accounting for the
         Gain on Disposal of Subsidiary and the guidance upon which you relied. Report of Independent Registered Public Accounting Firm, page F-42

6. Please revise to include the date of the accountants' report. Refer to Rule 2-02 (a) (1) of
         Regulation S-X.
Consolidated Statements of Stockholder's Equity, page F-45

7. Please provide to us additional details regarding the nature of and the accounting for
         Unrealized Gains Reclassification and the Shares Issued in Exchange Agreements and the
         guidance upon which you relied.
Basis of Presentation and Principles of Consolidation, page F-50

8. We note your disclosure that the acquisitions of Heng Fai Enterprises and Global eHealth were accounted for prospectively as of October 1, 2018 instead of as of January 1, 2017.
         Please tell us how you considered ASC 805-50-45.
 Chan Heng Fai
FirstName LastNameChan Heng Fai
HF Enterprises Inc.
Comapany 9, 2019 Enterprises Inc.
September NameHF
September 9, 2019 Page 3
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FirstName LastName
9. We note your tabular disclosure of the entities that you have consolidated. Please tell us your basis for consolidating those entities in which your attributable interest is no more than 50% and the guidance upon which you relied. This comment also applies to the interim financial statements.
10. We note your response to prior comment 40 relating to the accounting for the acquisition of Hengfai Asset Management Pte. Ltd. and SeD Intelligent Home Inc. Please revise your disclosure on page F-50 to disclose this information. This comment also applies to the interim financial statements.
Note 3. Summary of Significant Accounting Policies
Real Estate Assets, page F-55

11. We note your response to prior comment 37 and your disclosure of capitalized interest.
         Please revise to disclose the amount of other costs capitalized described on page F-55.
         This comment also applies to the interim financial statements.
Note 12. Related Parties Transactions
Notes Payable, page F-79

12. We note your response to prior comment 30 that you received the confirmation from the debtor that the loan needs not to be paid within one year. Please revise Note 12 to disclose this information. This comment also applies to the interim financial statements.
13. Please reconcile the amount of notes payable to related parties on page F-79 with the balance sheet.
Note 3. Equity, page F-81

14. We note your response to prior comment 41 relating to the $1,107,039 merger reserve.
         Please revise to clarify whether this reserve had any impact on assets, liabilities and net income (loss) and if so explain why.
15. Please provide to us additional details regarding the Capital Gain from Merger Under
         Common Control presented in the statement of stockholders' equity, how you accounted for this item and the guidance upon which you relied. Also, clarify whether this reserve had any impact on assets, liabilities and net income (loss) and if so explain why.
16. Please revise to include the disclosure required by ASC 220-10-45-14A relating to accumulated other comprehensive income. This comment also applies to the interim financial statements.
 Chan Heng Fai
HF Enterprises Inc.
September 9, 2019
Page 4
Note 15. Investments Measured at Fair Value, page F-85

17. We note your response to prior comment 42. We reissue our prior comment in its entirety as it relates to each investment included in "Investment securities- Fair Value Option"
      disclosed on page F-85. This comment also applies to the interim financial statements.
Part II. Information not Required in Prospectus
Item 16. Exhibits and Financial Statement Schedules, page II-3

18. We note that you have entered into various agreements with M&T Bank as referenced on page 51. Please file these agreements in accordance with Item 601(b)(10) of Regulation
      S-K or tell us why you believe these agreements are not material.
       You may contact Jorge Bonilla at 202-551-3414 or Daniel Gordon, Senior Assistant
Chief Accountant, at 2-551-3486 if you have questions regarding comments on the financial statements and related matters.With respect to questions relating to our comment regarding the
Investment Company Act, please contact Rochelle Plesset in the Division of Investment
Management at (202) 551-6840. Please contact Stacie Gorman at 202-551-3585 or Sonia Barros,
Assistant Director, at 202-551-3655 with any other questions.



                                                           Sincerely,

FirstName LastNameChan Heng Fai                            Division of
Corporation Finance
                                                           Office of Real
Estate and
Comapany NameHF Enterprises Inc.
                                                           Commodities
September 9, 2019 Page 4
cc:       Spencer G. Feldman, Esq.
FirstName LastName